FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month September 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On September 11, 2014, the registrant announce it Provide Unique Program Management Services to Enhance Its European Customer Support through Etesian Semiconductor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 11, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

 TowerJazz to Provide Unique Program Management Services to Enhance Its European Customer Support through Etesian
Semiconductor

Etesian to showcase its customer support model at TowerJazz’s European Technology Global Symposium in Amsterdam on September 18,
2014

MIGDAL HAEMEK and ALONEY ABA, Israel, September 11, 2014 – TowerJazz, the global specialty foundry leader, today announced it has enhanced its customer support program through a partnership with Etesian Semiconductor, a provider of ‘boutique’ foundry program management services for high complexity products with low to medium volume production. Etesian provides unique integration between customers’ needs and manufacturers’ capabilities. The collaboration offers TowerJazz’s customers the option of using Etesian as program and supply chain manager throughout various stages of design/prototyping, yield analysis, and production. The engagement will focus on the European market and will include projects using all the various process technologies TowerJazz offers, starting with CMOS image sensor applications.

TowerJazz will hold its European Technology Global Symposium (TGS) on September 18, 2014 at the Hyatt Place Hotel, Amsterdam Airport, where Etesian will showcase as a special partner its program management services. For more information or to register for TGS Europe, please visit: http://www.towerjazz.com/tgs/.

“Etesian employees are very familiar with TowerJazz processes and are located near our Migdal Haemek facility which enables them to react fast,” said Dr. Avi Strum, TowerJazz’s VP and GM, CMOS Image Sensors Business Unit and VP Sales, Europe. By utilizing the Etesian team's capabilities and support model, our customers benefit from additional foundry services beyond wafers such as test, packaging, and special starting material.”

“With the recent years’ growth of TowerJazz and its superb foundry technology offerings, we are enhancing the support to the customers for the high complexity projects through our ‘boutique’ support model,” said Etesian’s Founder and CEO, Elie Toledano.

For more information on working with TowerJazz and Etesian’s team, please contact Elie Toledano at elie.toledano@etesiansemi.com.

About Etesian
Etesian Semiconductor Ltd. provides unique integration between customers’ needs and manufacturers’ capabilities,  assuming full responsibility for managing their programs throughout the various stages of development, qualification and production. Etesian offer Program Management and customized solutions for high-complexity semiconductors products with low to medium volume production, targeting professional markets such as medical, scientific, industrial, aerospace, and other high-end applications. Among Etesian’s clients one can find leading product companies, design houses, research institutes and universities. Etesian support additional stages when needed for product development and production, including tailored silicon substrates, wafer testing, assembly and final test, for which we have established partnership with key industry vendors. For More Information visit www.etesiansemi.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
Etesian Company Contact: Elie  Toledano | +972 524 209 665 | elie.toledano@etesiansemi.com